Exhibit 99.1

For immediate release
GROWING EVIDENCE THAT SKIN STEROL IS LINKED TO HIDDEN HEART DISEASE
Simple, non-invasive test reveals coronary artery disease in patients with no symptoms

Toronto, Ontario (March 7, 2005) --- A simple, non-invasive test that measures skin tissue cholesterol has demonstrated its ability to detect subclinical vascular disease, according to new data to be presented today at the 54th Annual Scientific Session of the American College of Cardiology, in Orlando, Florida. Skin tissue cholesterol, or skin sterol, measured non-invasively by PREVU* Point of Care Skin Sterol Test (previously known as Cholesterol 1,2,3™), has a strong correlation to increased carotid intima-media thickness (CIMT), a well-established marker of atherosclerosis (the hardening and narrowing of the arteries).

“This is some of the most exciting data ever collected on skin sterol testing and early detection of heart disease,” said Dr. Brent Norton, President and Chief Executive Officer, IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME), developer of the test. “The data strongly support previous findings that skin sterol correlates with angiographically proven coronary artery disease.”

PREVU* POC, marketed and distributed worldwide by McNeil Consumer Healthcare, Canada, tests the amount of sterol in the skin tissues. The test does not require the drawing of blood or a special pre-test diet and takes less than five minutes to perform. PREVU* POC is currently being commercialized in the United States and Canada, where it will be made available as a point of care test. PREVU* POC will also be made available in select European markets. CIMT, which refers to the thickness of the first two inner layers of the carotid artery wall, is an independent predictor of myocardial infarction and stroke.

“More than half of the men and women who die from heart disease, die suddenly without any prior symptoms,” said Dr. James Stein, principal investigator of the study. “There is considerable interest in non-invasive, simple and rapidly administered tests to better assess which patients are at risk. This strong association with increased CIMT suggests that skin sterol testing may help to identify asymptomatic patients who could benefit from more intensive interventions.”

“This study confirms that skin sterol testing has the ability to help identify patients at risk of heart disease non-invasively and cost effectively,” continued Dr. Norton. “PREVU* POC could ultimately help to save countless lives by enabling earlier intervention and prevention of heart attacks before they happen.”

About the Study
The study, conducted at the University of Wisconsin Medical School, included 81 patients without known vascular disease who were referred for determination of CIMT. Patients underwent B-mode ultrasonography of the carotid arteries and measurement of skin sterol using PREVU* POC. CIMT was significantly higher among patients in the highest quartile of skin sterol (p = 0.017). Skin sterol was associated with increased CIMT even after adjusting for age, sex, glucose, systolic blood pressure, total: high-density lipoprotein cholesterol ratio, and use of lipid-lowering therapy (p = 0.031).

The findings of the study, titled Skin Cholesterol Content Identifies Subclinical Atherosclerosis in Asymptomatic Adults, by Wendy S. Tzou, Maureen E. Mays, Claudia E. Korcarz, Susan E. Aeschlimann and James H. Stein, will be published in the American Heart Journal later this year.

About PREVU*
PREVU* Point of Care Skin Sterol Test, which does not require fasting or the drawing of blood, tests the amount of sterol, or skin tissue cholesterol. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease (CAD). PREVU* POC is cleared for sale in Canada, the U.S. and is CE-marked in Europe, and has recently been commercialized in North America and select European markets where it will be made available as a point of care test.

About Cardiovascular Disease
According to the World Health Organization, cardiovascular diseases (CVD), which include coronary artery disease, stroke and other diseases, account for about 17 million deaths per year worldwide. By 2025, CVD is expected to cause 25 million deaths annually. More people worldwide --- approximately 7 million --- die from coronary artery disease than any other cause.

According to the American Heart Association, in the U.S., about every 26 seconds one American will suffer a coronary event, and about every minute, someone will die from one.

About McNeil

McNeil Consumer Healthcare manufactures and sells innovative brand name health care and consumer products in Canada and around the world. McNeil’s Canadian head office is located in Guelph, Ontario.

For North American sales inquiries related to PREVU* POC Skin Sterol Test, please call McNeil’s customer service hotline at 1-866-283-8328. For European sales inquiries, please call 00-800-8283-8328. All e-mail inquiries may be forwarded to yourvoice@mccca.jnj.com. McNeil is also exhibiting at the American College of Cardiology annual conference (booth #101).

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com.

Photos of PREVU* Point of Care Skin Sterol Test are available at www.newswire.ca.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

# # #
For more information, please contact:

IMI International Medical Innovations Inc.:

Company Contact	U.S. Investor Contact
Sarah Borg-Olivier	Andrea Faville
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com

McNeil Consumer Healthcare Canada:
Peter Kalra
T: (519) 835-3954
pkalra@mccca.jnj.com